EXHIBIT 99.1

Westport Fuel Systems to Announce Second Quarter 2021 Financial Results on Thursday, August 5th, 2021

VANCOUVER, British Columbia, July 22, 2021 (GLOBE NEWSWIRE) -- Westport Fuel Systems Inc. (“Westport Fuel Systems” or the “Company”) (TSX/ Nasdaq: WPRT) will disclose its financial results for the second quarter of the fiscal year 2021 on Thursday, August 5th, 2021 after market close. Westport Fuel Systems has also scheduled a conference call for Friday, August 6th, 2021 at 10:00 am Eastern Time (7:00 am Pacific Time).

Live Conference Call & Webcast

The public is invited to listen to the conference call and ask questions for management in real-time by telephone or webcast. To access the conference call by telephone, please dial 1-800-319-4610 (Canada & USA toll-free) or +1-604-638-5340. The live webcast of the conference call can be accessed through the Westport Fuel Systems website at https://investors.wfsinc.com/.

Replay Conference Call & Webcast

To access the conference call replay, please dial 1-800-319-6413 (Canada & USA toll-free) or +1-604-638-9010 using the passcode 7345. The telephone replay will be available until Friday, August 13th, 2021. The webcast will be archived on the Westport Fuel Systems website and replay will be available in streaming audio and a downloadable MP3 file.

About Westport Fuel Systems
Westport Fuel Systems is driving innovation to power a cleaner tomorrow. The company is a leading supplier of advanced fuel delivery components and systems for clean, low-carbon fuels such as natural gas, renewable natural gas, propane, and hydrogen to the global automotive industry. Westport Fuel Systems’ technology delivers the performance and fuel efficiency required by transportation applications and the environmental benefits that address climate change and urban air quality challenges. Headquartered in Vancouver, Canada, with operations in Europe, Asia, North America and South America, the company serves customers in more than 70 countries with leading global transportation brands. For more information, visit www.wfsinc.com.

Investor Inquiries:
Christine Marks
Investor Relations
T: +1 604-718-2046
E: invest@wfsinc.com